BlackLight, LLC. (the “Company”) a Connecticut Company

Financial Statements

For the fiscal year ended December 31, 2022, and 2023

Unaudited

BlackLight, LLC
Balance Sheet

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Black Light Bank Accounts	
10101 Black Light Operating Account	35.12
Total 10100 Black Light Bank Accounts	**35.12**
Total Bank Accounts	**$35.12**
Total Current Assets	**$35.12**
TOTAL ASSETS	**$35.12**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
30100 Black Light Capital	2,100.00
30102 Black Light Retained Earnings	-204.74
Net Income	-1,860.14
Total Equity	**$35.12**
TOTAL LIABILITIES AND EQUITY	**$35.12**

Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Black Light Bank Accounts	
10101 Black Light Operating Account	-18.67
Total 10100 Black Light Bank Accounts	**-18.67**
Total Bank Accounts	**$ -18.67**
Total Current Assets	**$ -18.67**
Fixed Assets	
10900 Black Light Fixed Assets	
10906 Intangible Assets	610,000.00
Total 10900 Black Light Fixed Assets	**610,000.00**
Total Fixed Assets	**$610,000.00**
TOTAL ASSETS	**$609,981.33**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
20301 S4BW Notes Payable	610,000.00
Total Long-Term Liabilities	**$610,000.00**
Total Liabilities	**$610,000.00**
Equity	
30100 Black Light Capital	5,835.00
30102 Black Light Retained Earnings	-2,064.88
Net Income	-3,788.79
Total Equity	**$ -18.67**
TOTAL LIABILITIES AND EQUITY	**$609,981.33**

Unaudited

BlackLight, LLC
Income Statement

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
50102 Bank Fees Expense	180.00
50105 Legal and Professional Expense	280.00
50106 Marketing and Advertising Expense	749.66
50140 Web Hosting Expense	268.00
50142 Technology Services Expense	382.48
Total Expenses	**$1,860.14**
NET OPERATING INCOME	**$ -1,860.14**
NET INCOME	**$ -1,860.14**

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
50102 Bank Fees Expense	248.00
50105 Legal and Professional Expense	2,380.00
50137 Office Supply Expense	48.98
50140 Web Hosting Expense	573.65
50142 Technology Services Expense	538.16
Total Expenses	**$3,788.79**
NET OPERATING INCOME	**$ -3,788.79**
NET INCOME	**$ -3,788.79**

BlackLight, LLC
Statement of Cash Flows

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,860.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -1,860.14**
FINANCING ACTIVITIES	
30100 Black Light Capital	1,850.00
Net cash provided by financing activities	**$1,850.00**
NET CASH INCREASE FOR PERIOD	**$ -10.14**
Cash at beginning of period	45.26
CASH AT END OF PERIOD	**$35.12**

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-3,788.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -3,788.79**
INVESTING ACTIVITIES	
10906 Black Light Fixed Assets:Intangible Assets	-610,000.00
Net cash provided by investing activities	**$ -610,000.00**
FINANCING ACTIVITIES	
20301 S4BW Notes Payable	610,000.00
30100 Black Light Capital	3,735.00
Net cash provided by financing activities	**$613,735.00**
NET CASH INCREASE FOR PERIOD	**$ -53.79**
Cash at beginning of period	35.12
CASH AT END OF PERIOD	**$ -18.67**

BlackLight, LLC
Statement of Changes in Equity

Statement of Change in Equity			Year Ended Dec. 2023	Year Ended Dec. 2022
	Opening Balance		$35.12	
		Net profit/loss	($3,788.79)	($1,860.14)
		Capital Investment	$3,735.00	$1,850.00
		Stock Issued	$0.00	$0.00
		Preferred Stock Issued	$0.00	$0.00
	Ending Balance		($18.67)	$35.12

BlackLight, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

BlackLight, LLC (the "Company") is a corporation organized in June 2021 under the laws of Connecticut.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.